Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 15, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
08/11/2021	MTA	4,355	226.7537	987,512.50
09/11/2021	MTA	11,110	223.6516	2,484,769.80
10/11/2021	MTA	6,127	221.0187	1,354,181.80
11/11/2021	MTA	3,289	222.0721	730,395.00
12/11/2021	MTA	660	226.1494	149,258.60
Total	—	25,541	223.4101	5,706,117.70

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till November 12, 2021, the total invested consideration has been:
•Euro 28,998,527.00 for No. 148,566 common shares purchased on the MTA.

As of November 12, 2021, the Company held in treasury No. 9,921,469 common shares equal to 3.86% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until November 12, 2021, the Company has purchased a total of 4,736,143 own common shares on MTA and NYSE for a total consideration of Euro 682,420,229.24.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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